February 2, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549

Attention:                                         Tonya K. Aldave

Re:	Angion Biomedica Corp.
Registration Statement on Form S-1 (File No. 333-252177)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between February 1, 2021 and the date hereof, approximately 1475 copies of the Preliminary Prospectus, dated February 1, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, February 4, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representatives of the Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Tanya Joseph
Name:	Tanya Joseph
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Sean Cessna
Name:	Sean Cessna
Title:	Managing Director

[Signature Page to Acceleration Request Letter]